Exhibit 99.2

EXECUTION VERSION

SECOND AMENDMENT TO

MASTER PURCHASE AGREEMENT

This Second Amendment (this “Amendment”) to the Master Purchase Agreement dated as of July 26, 2015, as amended on June 9, 2016 (the “Agreement”), by and between Teva Pharmaceutical Industries Ltd., a company organized under the laws of Israel (“Buyer Parent”), and Allergan plc, a public company limited by shares organized under the laws of Ireland (“Seller Parent”), is dated as of July 5, 2016.

RECITALS

WHEREAS, Buyer Parent and Seller Parent previously entered into the Agreement; and

WHEREAS, pursuant to Section 13.6 of the Agreement, Buyer Parent and Seller Parent seek to amend the Agreement as described herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, Buyer Parent and Seller Parent hereby agree as follows:

ARTICLE 1. DEFINITIONS; EFFECT OF AMENDMENT

1.1 Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

1.2 Effect of Amendment. The Agreement is amended as set forth in this Amendment. Except as specifically provided for in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect. Each reference in the Agreement to “hereof,” “hereunder” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference in the Agreement to the “date of the Agreement” or similar references (such as “to the date hereof”) shall refer to July 26, 2015. The provisions of Article XIII of the Agreement shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment.

ARTICLE 2. AMENDMENT

2.1 International Generics Products. Section 1.1 of the Agreement is hereby amended by replacing the definition of “International Generics Products” with the following:

““International Generics Products” means, collectively, any and all pharmaceutical products of Sellers or any of their respective Controlled Affiliates that as of the date hereof and at Closing are sold or intended to be sold outside of the United States as (i) Generic Drugs (including branded generic pharmaceutical products and generic over the counter products) or (ii) authorized generic pharmaceutical products, including all such Generic Drugs and authorized generic pharmaceutical products that (A) are being or have been researched, tested, developed, commercialized, manufactured, sold, promoted or distributed by Sellers or any of their respective Controlled Affiliates outside of the United

States as of the date hereof and at Closing, including those listed on Schedule 1.1(b), or (B) are owned by, licensed to or otherwise used pursuant to a Contract by the Sellers or any of their respective Controlled Affiliates or introduced into commerce by any of the Sellers or their respective Controlled Affiliates outside of the United States as of the date hereof and at Closing, but excluding, for the avoidance of doubt, all products of the Retained Business.”

2.2 U.S. Generics Products. Section 1.1 of the Agreement is hereby amended by replacing the definition of “U.S. Generics Products” with the following:

““U.S. Generics Products” means, collectively, any and all pharmaceutical products of Sellers or any of their respective Controlled Affiliates that as of the date hereof and at Closing are sold or intended to be sold in the United States as (i) Generic Drugs (including branded generic pharmaceutical products and generic over the counter products) or (ii) authorized generic pharmaceutical products, including all such Generic Drugs and authorized generic pharmaceutical products that (A) are being or have been researched, tested, developed, commercialized, manufactured, sold, promoted or distributed by Sellers or any of their respective Controlled Affiliates in the United States as of the date hereof and at Closing, including those listed on Schedule 1.1(g), or (B) are owned by, licensed to or otherwise used pursuant to a Contract by the Sellers or any of their Controlled Affiliates or introduced into commerce by any of the Sellers or their respective Controlled Affiliates as of the date hereof and at Closing, but excluding, for the avoidance of doubt, all products of the Retained Business.”

2.3 Use of Name. Section 9.9(a) and (b) of the Agreement is hereby amended and restated as follows:

“(a) Effective as of the Closing, none of the Transferred Group shall hold itself out as continuing to be owned by Allergan. Notwithstanding the above:

(i) Seller Parent hereby grants to Buyer Parent, effective as of the Closing, a non-exclusive, worldwide and royalty-free license to use, including in any corporate or business names, the Allergan Marks (as defined below) for a period of two (2) years after the Closing Date (the “Allergan Marks Transition Period”), in connection with the Business, including product labelling and marketing and promotional materials in a manner generally consistent with the use of the Allergan Marks prior to the Closing Date to facilitate the transition by Buyer Parent to new names and marks. During or before the end of the Allergan Marks Transition Period, Buyer Parent and its Affiliates shall change or remove external or internal signage using any of the Allergan Marks, remove the Allergan Marks from any corporate or business names, transition any Internet sites to domain names not including any Allergan Marks and relabel, sell, destroy or otherwise dispose of (subject to the terms of this Agreement) any materials or inventory bearing any of the Allergan Marks (the “Allergan Marks Transition Activities”). Notwithstanding the foregoing, for a period of up to eighteen (18) months after the expiration of the Allergan Marks Transition Period (the “Allergan Marks Wind Down Period”), Buyer Parent shall be permitted to sell inventory bearing Allergan Marks manufactured prior to the Allergan Wind Down Period provided, for clarity, that such activities shall only be for wind-down purposes. With immediate effect upon the expiration of the Allergan Marks Wind Down Period, Buyer Parent will, and will cause its Affiliates to, cease all such wind-down use of the Allergan Marks, but will retain the right to use the terminated Allergan Marks, as applicable, after the expiration of the Allergan Marks Wind Down Period solely for record keeping or administrative purposes or as may be otherwise required by law or regulation, including the retention and use of historical or archived documents (including customer contracts and promotional materials) containing or referencing the Allergan Marks, as applicable (and not for any marketing or promotional purposes). Notwithstanding the foregoing, in no event will Buyer Parent or its Affiliates register any trademark (including any Internet domain name) containing or confusingly similar to any Allergan Marks.

(ii) Except as expressly provided herein, effective as of the Closing, Buyer Parent hereby covenants and agrees, on behalf of itself and its Affiliates, that it and its Affiliates shall not use, license, sublicense, or otherwise permit any Person to use, any trade or service marks, trade or service names or logos including the word “Warner Chilcott,” “Aptalis,” “Forest” or “Forest Labs” (collectively, the “Allergan Marks”) in connection with the Products. For the avoidance of doubt, Allergan Marks are Excluded Assets.

(b)(i) Buyer Parent hereby grants to Seller Parent effective as of the Closing, a non-exclusive, worldwide and royalty-free license to use, including in any corporate or business names, the Actavis Marks (as defined below) for a period of two (2) years after the Closing Date (the “Actavis Marks Transition Period”), in connection with the Retained Business, including product labelling and marketing and promotional materials in a manner generally consistent with the use of the Actavis Marks prior to the Closing Date to facilitate the transition by Seller Parent to new names and marks. During or before the end of the Actavis Marks Transition Period, Seller Parent and its Affiliates shall change or remove external or internal signage using any of the Actavis Marks, remove the Actavis Marks from any business names, transition any Internet sites to domain names not including any Actavis Marks and relabel, sell, destroy or otherwise dispose of (subject to the terms of this Agreement) any materials or inventory bearing any of the Actavis Marks during the Actavis Marks Transition Period (the “Actavis Marks Transition Activities”). Notwithstanding the foregoing, for a period of up to eighteen (18) months after the expiration of the Actavis Marks Transition Period (the “Actavis Marks Wind Down Period”), Seller Parent shall be permitted to sell inventory bearing Actavis Marks manufactured prior to the Actavis Wind Down Period provided, for clarity, that such activities shall only be for wind-down purposes. With immediate effect upon the expiration of the Actavis Marks Wind Down Period, Seller Parent will, and will cause its Affiliates to, cease all such wind-down use of the Actavis Marks, but will retain the right to use the terminated Actavis Marks, as applicable, after the expiration of the Actavis Marks Wind Down Period solely for record keeping or administrative purposes or as may be otherwise required by law or regulation, including the retention and use of historical or archived documents (including customer contracts and promotional materials) containing or referencing the Actavis Marks, as applicable (and not for any marketing or promotional purposes). Notwithstanding the foregoing, in no event will Seller Parent or its Affiliates register any trademark (including any Internet domain name) containing or confusingly similar to any Actavis Marks.

(ii) Except as expressly provided herein, effective as of the Closing, Seller Parent hereby covenants and agrees, on behalf of itself and its Affiliates, that it and its Affiliates shall cease to use, license, sublicense or otherwise permit any Person to use any trade or service marks, trade or service names or logos including the word “Actavis” (collectively, the “Actavis Marks”). For the avoidance of doubt, Actavis Marks are and shall be deemed to be Marks within the meaning of Section 2.1(b)(vii), and are not Excluded Assets.”

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed or caused this Amendment to be executed as of the date first written above.

SELLER PARENT

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	EVP, Chief Legal Officer and Corporate Secretary

BUYER PARENT

TEVA PHARMACEUTICAL INDUSTRIES, LTD

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Executive Vice President; Chief Financial Officer

By:	/s/ Richard Daniell
Name:	Richard Daniell
Title:	Senior Vice President; Chief Integration Officer

(Signature Page to the Second Amendment to the Master Purchase Agreement)